UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

BJ’s Restaurants, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

09180C106
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd., Suite 300
Chicago, Illinois 60604
(312) 347-1709

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Introductory Paragraph
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,230,509
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,230,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,296,509
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,296,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,310,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,310,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,310,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 09180C106

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,200
	8	SHARED VOTING POWER 1,310,094
	9	SOLE DISPOSITIVE POWER 15,200
	10	SHARED DISPOSITIVE POWER 1,310,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 09180C106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Schedule 13D is required to be filed solely as a result of a decrease in the number of outstanding shares of Common Stock of the Issuer as reported in the Form 10-Q filed by the Issuer on November 3, 2014.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value (the “Shares”), of BJ’s Restaurants, Inc., a California corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7755 Center Avenue, Suite 300, Huntington Beach, CA 92647.

Item 2.	Identity and Background.

(a)           This statement is filed by PW Partners Atlas Fund II LP, a Delaware limited partnership (“Atlas Fund II”), PW Partners Atlas Fund III LP, a Delaware limited partnership (“Atlas Fund III”), PW Partners Atlas Fund LP, a Delaware limited partnership (“Atlas Fund I”), PW Partners Master Fund LP, a Delaware limited partnership (“PW Master Fund”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners, LLC, a Delaware limited liability company (“PW Master Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), and Patrick Walsh.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Atlas Fund GP is the general partner of each of Atlas Fund II, Atlas Fund III and Atlas Fund I. By virtue of these relationships, Atlas Fund GP may be deemed to beneficially own the Shares owned directly by Atlas Fund II, Atlas Fund III and Atlas Fund I.

PW Master Fund GP is the general partner of PW Master Fund. By virtue of this relationship, PW Master Fund GP may be deemed to beneficially own the Shares owned directly by PW Master Fund.

PW Capital Management acts as the investment manager with respect to each of Atlas Fund II, Atlas Fund III, Atlas Fund I and PW Master Fund. Mr. Walsh is the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares owned directly by Atlas Fund II, Atlas Fund III, Atlas Fund I and PW Master Fund.

(b)           The business address of each Reporting Person is 141 W. Jackson Blvd., Suite 300, Chicago, IL 60604.

(c)           The principal business of each of Atlas Fund II, Atlas Fund III, Atlas Fund I and PW Master Fund is investing in securities.  The principal business of Atlas Fund GP is serving as the general partner of each of Atlas Fund II, Atlas Fund III and Atlas Fund I. The principal business of PW Master Fund GP is serving as the general partner of PW Master Fund. The principal business of PW Capital Management is serving as the investment manager with respect to each of Atlas Fund II, Atlas Fund III, Atlas Fund I and PW Master Fund. The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management.

CUSIP NO. 09180C106

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Atlas Fund II, Atlas Fund III, Atlas Fund I, PW Master Fund, Atlas Fund GP, PW Master Fund GP and PW Capital Management is organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares acquired by each of Atlas Fund II, Atlas Fund III, Atlas Fund I and PW Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 1,230,509 Shares directly owned by Atlas Fund II is approximately $37,422,386, including brokerage commissions. The aggregate purchase price of the 36,800 Shares directly owned by Atlas Fund III is approximately $1,646,395, including brokerage commissions.  The aggregate purchase price of the 29,200 Shares directly owned by Atlas Fund I is approximately $798,421, including brokerage commissions.  The aggregate purchase price of the 13,585 Shares directly owned by PW Master Fund is approximately $376,538, including brokerage commissions.

The Shares acquired by Mr. Walsh were purchased with personal funds. The aggregate purchase price of the 15,200 Shares directly owned by Mr. Walsh is approximately $399,043, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Mr. Walsh is a director of the Issuer.  Except in Mr. Walsh’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

CUSIP NO. 09180C106

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 26,082,941 Shares outstanding as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2014.

As of the close of business on the date hereof, Atlas Fund II owned directly 1,230,509 Shares, Atlas Fund III owned directly 36,800 Shares, Atlas Fund I owned directly 29,200 Shares, PW Master Fund owned directly 13,585 Shares, and Mr. Walsh owned directly 15,200 Shares, constituting approximately 4.7%, less than 1%, less than 1%, less than 1% and less than 1%, respectively, of the Shares outstanding.

Atlas Fund GP, as the general partner of each of Atlas Fund II, Atlas Fund III and Atlas Fund I, may be deemed to beneficially own the 1,296,509 Shares directly owned in the aggregate by Atlas Fund II, Atlas Fund III and Atlas Fund I, constituting approximately 5.0% of the Shares outstanding.

PW Master Fund GP, as the general partner of PW Master Fund, may be deemed to beneficially own the 13,585 Shares directly owned by PW Master Fund, constituting less than 1% of the Shares outstanding.

PW Capital Management, as the investment manager with respect to each of Atlas Fund II, Atlas Fund III, Atlas Fund I and PW Master Fund, may be deemed to beneficially own the 1,310,094 Shares directly owned in the aggregate by Atlas Fund II, Atlas Fund III, Atlas Fund I and PW Master Fund, constituting approximately 5.0% of the Shares outstanding.

Mr. Walsh, as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management, may be deemed to beneficially own the 1,310,094 Shares beneficially owned in the aggregate by Atlas Fund GP, PW Master Fund GP and PW Capital Management, which, together with the Shares he directly owns, constitutes an aggregate of 1,325,294 Shares or approximately 5.1% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)           Each of Atlas Fund II, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Atlas Fund II.

Each of Atlas Fund III, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Atlas Fund III.

CUSIP NO. 09180C106

Each of Atlas Fund I, Atlas Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Atlas Fund I.

Each of PW Master Fund, PW Master Fund GP, PW Capital Management and Mr. Walsh have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by PW Master Fund.

Mr. Walsh has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by him.

 (c)           Other than as disclosed herein, no Reporting Person has, during the past 60 days, engaged in any transactions in the securities of the Issuer.  On January 30, 2015, Atlas Fund I transferred 36,800 Shares to Atlas Fund III.  On January 15, 2015, the Issuer awarded Mr. Walsh, in his capacity as a director of the Issuer, Restricted Stock Units and Non-Qualified Stock Options, as described in further detail in Item 6.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 24, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On January 15, 2015, the Issuer awarded Mr. Walsh, in his capacity as a director of the Issuer, 850 Restricted Stock Units, each representing a contingent right to receive one Share.  The Restricted Stock Units vest in three equal annual installments beginning on the first anniversary of the date of grant.

On January 15, 2015, the Issuer awarded Mr. Walsh, in his capacity as a director of the Issuer, Non-Qualified Stock Options to purchase 2,469 Shares at an exercise price of $47.04 per Share.  The Non-Qualified Stock Options become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.

On July 30, 2014, the Issuer awarded Mr. Walsh, in his capacity as a director of the Issuer, 1,460 Restricted Stock Units, each representing a contingent right to receive one Share.  The Restricted Stock Units vest in three equal annual installments beginning on the first anniversary of the date of grant.

On July 30, 2014, the Issuer awarded Mr. Walsh, in his capacity as a director of the Issuer, Non-Qualified Stock Options to purchase 4,230 Shares at an exercise price of $34.24 per Share.  The Non-Qualified Stock Options become exercisable in three equal annual installments beginning on the first anniversary of the date of grant.

CUSIP NO. 09180C106

On April 21, 2014, Atlas Fund II, Atlas Fund I, PW Master Fund, Atlas Fund GP, PW Master Fund GP, PW Capital Management, Mr. Walsh (collectively, the “PW Group”), the Issuer and certain other shareholders of the Issuer entered into an agreement in connection with matters relating to the composition of the Board of Directors of the Issuer and the 2014 annual meeting of shareholders of the Issuer (the “2014 Annual Meeting”) previously held on June 3, 2014 (the “Agreement”).  Under the Agreement, the Issuer, among other things, included Mr. Walsh and two other individuals in its slate of director nominees at the 2014 Annual Meeting and recommended and solicited proxies for their election.  The Agreement, which also imposed certain standstill restrictions on the PW Group, expired in accordance with its terms on February 20, 2015.   The foregoing description of the terms and conditions of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 10.1 to the Form 8-K filed by the Issuer on April 22, 2014 and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated February 24, 2015.

99.2
Agreement by and among the PW Group, the Issuer and certain other shareholders of the Issuer, dated April 21, 2014 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on April 22, 2014).

CUSIP NO. 09180C106

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  February 24, 2015

PW PARTNERS ATLAS FUND II LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUND LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

CUSIP NO. 09180C106

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH